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17005516

SEC Mail Processing Section

FEB 23 2017

Washington DC 406

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-00859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. R. DAVIS & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

939 Clocktower Drive, Suite A
(No. and Street)

Springfield	IL	62704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Gibbs (217) 793-0733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

1000 Myers Building 1W Old State Capital Plaza	Springfield	IL	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OM

CMP

OATH OR AFFIRMATION

I, Jeffrey R. Gibbs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. R. Davis & Company, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN N. GIBBS
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
May 29, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Jeffrey R. Gibbs, President
C. R. Davis & Company

We have audited the accompanying statements of financial condition of C. R. Davis & Company as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of C. R. Davis & Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. R. Davis & Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of C. R. Davis & Company's financial statements. The supplemental information is the responsibility of C. R. Davis & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
February 4, 2017

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

	2016	2015
ASSETS		
Cash	$ 57,708	$ 40,178
Receivable from brokers and dealers	14,157	12,518
Trading securities, at market value	80,170	77,543
Deferred income tax recoverable	20,216	21,209
Other assets	1,660	1,821
Equipment, net of accumulated depreciation of $9,084 and $8,973 at 2016 and 2015, respectively	336	447
	$ 174,247	$ 153,716
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 3,029	$ 3,830
Accrued payroll taxes	11,719	14,258
Commissions payable	33,057	13,386
	47,805	31,474
STOCKHOLDERS' EQUITY		
Common stock - authorized 100 shares of $100 par value; issued and outstanding 50 shares at 2016 and 2015	5,000	5,000
Additional contributed capital	55,874	55,874
Retained earnings	65,568	61,368
	126,442	122,242
	$ 174,247	$ 153,716

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME

Year ended December 31

	2016	2015
Revenues		
Concessions and commissions	$ 247,643	$ 258,464
Investment income	2,525	2,711
Net dealer inventory and investment gain (loss)	375	(207)
	250,543	260,968
Expenses		
Advertising	207	174
Depreciation	111	213
Dues and assessments	3,470	2,223
Entertainment	561	537
Financial and news service	1,854	1,564
Insurance	13,795	21,176
Miscellaneous	2,707	3,782
Office supplies	3,378	3,624
Postage and printing	289	639
Professional fees	7,600	7,500
Rent	21,500	21,000
Salaries and commissions		
Stockholders	124,715	123,207
Others	43,271	51,428
Service fees	2,828	3,964
Taxes	11,560	10,362
Telephone	3,734	3,553
Utilities	3,770	3,172
	245,350	258,118
Income before income taxes	5,193	2,850
Income tax expense	993	734
NET INCOME	$ 4,200	$ 2,116

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2014	$ 5,000	$ 55,874	$ 59,252	$ 120,126
Net income for the year	-	-	2,116	2,116
Balance at December 31, 2015	5,000	55,874	61,368	122,242
Net income for the year	-	-	4,200	4,200
Balance at December 31, 2016	$ 5,000	$ 55,874	$ 65,568	$ 126,442

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

	2016	2015
Cash flows from operating activities		
Net income	$ 4,200	$ 2,116
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Investment inventory (gain) loss	(375)	207
Depreciation	111	213
Decrease in deferred income taxes	993	734
Change in assets and liabilities		
Increase in receivable from brokers and dealers	(1,639)	(352)
Increase in trading securities	(2,252)	(2,563)
(Increase) decrease in other assets	161	(706)
Decrease in accounts payable	(801)	(14,993)
Increase (decrease) in accrued payroll taxes	(2,539)	10,499
Increase (decrease) in commissions payable	19,671	(14,861)
Net cash provided by (used in) operating activities	17,530	(19,706)
Cash at beginning of year	40,178	59,884
Cash at end of year	$ 57,708	$ 40,178

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals.

2. Security Transactions

Security transactions are recorded on the trade date.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

4. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

5. Commissions

Securities commissions and related commissions to agents are recorded on a trade-date basis as securities transactions occur.

6. Trading Securities

The Company's securities are classified as trading securities and are valued at market as of December 31, 2016 and 2015. Accordingly, the financial statements reflect an unrealized gain (loss) of $1,514 and $(207) for the years ended December 31, 2016 and 2015, respectively, and an accumulated unrealized gain of $19,264 and $17,750 at December 31, 2016 and 2015, respectively.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

8. Income Taxes

The Company provides for deferred income taxes arising from the differences in financial and tax accounting.

As of December 31, 2016 and 2015, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial condition date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties paid during 2016 or 2015.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The federal and state income tax returns prior to 2012 are closed.

9. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

10. Subsequent Events

C. R. Davis & Company assessed events that have occurred subsequent to December 31, 2016 through February 4, 2017, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that

would require adjustment to or disclosure in the financial statements.

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2016	2015
Current provision		
Federal	$ 466	$ 547
State	210	595
	676	1,142
Deferred provision	317	(408)
	$ 993	$ 734

Deferred tax recoverable at December 31, 2016 and 2015, consist of the following:

	2016	2015
Deferred taxes		
Net operating loss carryforward	$ 24,287	$ 24,969
Depreciation, net of tax expensing of equipment	(60)	(71)
Unrealized gains on securities	(4,159)	(3,831)
Foreign tax credit carryforward	148	142
	$ 20,216	$ 21,209

As of December 31, 2016, the Company had $103,000 in net operating loss carryforwards that have originated since 2008. These operating loss carryforwards will expire from 2028 through 2033.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 at December 31, 2016 and 2015. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 and 2015, respectively, the Company had net capital of $77,196 and $72,388, which were $72,196 and $67,388 in excess of its required net capital of $5,000 for 2016 and 2015. The Company's aggregate indebtedness to net capital ratio was .62 to 1 and .43 to 1 at December 31, 2016 and 2015, respectively.

NOTE D - FAIR VALUE MEASUREMENTS

The Company follows requirements for *Fair Value Measurements* (as initially required by Statement of Financial Accounting Standards No. 157, and subsequently superseded by Accounting Standards Codification 820). The guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use including a consideration of non-performance risk.

The Company assessed the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, currency exchange rates, commodity rates, and yield curves. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability.

NOTE D - FAIR VALUE MEASUREMENTS - Continued

The fair values of the Company's investments were determined using inputs, as described above, at December 31, 2016 and 2015, as follows:

	2016	2015
Level 1		
Mutual Funds	$ 64,764	$ 60,848
Stocks	15,406	16,695
	$ 80,170	$ 77,543

There were no Level 2 or Level 3 investments held in 2016 or 2015.

NOTE E - FIXED ASSETS

Details of the book value of equipment owned by the Company follow:

	2016	2015
Cost	$ 9,420	$ 9,420
Accumulated depreciation	9,084	8,973
Book value	$ 336	$ 447

NOTE F - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2016 and 2015. The Company paid Mr. Gibbs rent totaling $19,700 and $19,200 during 2016 and 2015, respectively. Rental of the building is on a month to month basis.

NOTE G - RECLASSIFICATIONS

Certain reclassifications have been made to the 2015 financial statements to agree with the 2016 presentation.

SUPPLEMENTARY INFORMATION

C. R. Davis & Company

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1

December 31, 2016

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 126,442
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		126,442
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 37,037	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	37,037
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		89,405
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	12,026	
	D. Undue concentration	183	
	E. Other	-	12,209
10.	Net Capital		$ 77,196

C. R. Davis & Company

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 - CONTINUED

December 31, 2016

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)		$ 3,187
12.	Minimum dollar requirement		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital		72,196
15.	Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital requirement		71,196

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$ 47,805
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed where no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	-
19.	Total aggregate indebtedness		$ 47,805
20.	Ratio of AI/NC		.62 to 1

No material difference exists between the FOCUS IIA Submission of the Computation of Net Capital Under Rule 15c3-1 and the computation contained herein.

C. R. DAVIS & COMPANY

EXEMPTION REPORT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2016

Kerber, Eck & Braeckel LLP

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Jeffrey R. Gibbs, President
C. R. Davis & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) C. R. Davis & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which C. R. Davis & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) C. R. Davis & Company stated that C. R. Davis & Company met the identified exemption provisions throughout the most recent fiscal year without exception. C. R. Davis & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about C. R. Davis & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
February 4, 2017

C. R. DAVIS & COMPANY

INVESTMENT SECURITIES
939 CLOCKTOWER DRIVE SUITE A
SPRINGFIELD, ILLINOIS 62704
217 793 0733 FAX 217 793 0792

Exemption Report
(Notice Pursuant to Rule 15c3-3)

SEC Registration Number: 8-00859
FINRA Registration Number: 1593

The Customer Protection Rule outlines exemptions that may be claimed, all limiting the degree of interaction that a broker-dealer may have with customer assets.

Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties, such as clearing broker-dealers.

C. R. Davis & Company is exempt from Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3.

C. R. Davis & Company met the identified exemption provisions in Rule 15c-3-(k)(2)(ii) throughout 2016 without exception.

All statements included in this Exemption Report are made to the best of my knowledge and belief, acting on behalf of C. R. Davis & Company.

Jeffrey R Gibbs
Jeffrey R Gibbs
President

Date 1/24/2017